

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 21, 2015

Mr. Richard Wu
Chief Financial Officer
AirMedia Group, Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People's Republic of China

> **Re: AirMedia Group, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 24, 2015**
> **File No. 1-33765**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Important Factors Affecting Our Results of Operations, page 45

1.   We note from your disclosures on page F-35 that on January 13, 2015, the Group entered into an agreement with Beijing Tianyi Culture Development Co., Ltd., a third party, to sell an 81% equity interest in AM Jinsheng as well as related property, plant and equipment for consideration of $1.3 million, which operates the Group's TV-attached digital frames business. We also note from your disclosures on page 47 that after the completion of your on-going "divestiture" of your business lines of TV-attached digital frames and digital TV screens in airports, you expect revenue to decrease. The nature and extent of your "divestiture" is unclear. Please tell us in more detail about the nature

and extent of the "divestiture" and the effect you expect it to have on total revenue and net income. In this regard tell us how you considered the requirement of Item 5 of Form 20-F to disclose management's assessment of factors and trends which are anticipated to have a material effect on the company's financial condition and results of operations in future periods. Please be reminded of the instruction to Item 5 referring to the Commission's interpretive release (No. 33-6835) dated May 18, 1989.

Agency Fees, page 54

2.   We note that you record agency fees to cost of revenue ratably over the period in which the advertising is displayed. In this regard, please tell us why you record reductions in accrued agency fees that have been renegotiated as a reduction in cost of sales in the period that renegotiations are finalized, rather than over the remaining period in which the advertising is displayed.

Note 6. Accounts Receivable, net, page F-34

3.   We note that your allowance for doubtful accounts increased as a percentage of gross accounts receivable from 6.3% to 12.7% as of December 31, 2013 and 2014 while gross accounts receivable decreased. Please tell us about the facts and circumstances that resulted in the increase to your allowance for doubtful accounts in 2013 and 2014.

4.   Please tell us about your policy for charging off uncollectible trade accounts receivable in accordance with ASC 310-10-50-4A and disclose in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications